BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

10 May 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Marcela Zeman**
Head of Investor Relations

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 May 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Friday 10 May 2002

BAA TRAFFIC FOR APRIL

BAA's seven UK airports handled a total of 9.7 million passengers in April, a decrease of -4.5% over last year. The major reason for the lower traffic volume was the earlier Easter, which this year meant that the pre-holiday build-up fell entirely in March.

Taking the two months together, which largely eliminates the distorting effects of changed Easter dates, the result was a decline of -0.7%.

Among the major markets, UK domestic and Irish services saw increases of +4.1% and +4.0% in April but European charter traffic was down by -18.4% as a result of the earlier Easter. North Atlantic traffic recorded a drop of -12.4% in April (-8.9% for the two months). European scheduled routes were down by -2.3% in April.

Of the individual airports Edinburgh (+17.2%), Stansted (+7.7%) and Glasgow (+4.0) experienced growth, largely underpinned by the low cost scheduled airlines. Heathrow recorded a fall of -3.5% and Gatwick saw declines of -18.3%.

Air transport movements fell by -1.6% in April whilst the -2.3% decrease in cargo volumes represents an improvement on previous months.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Caroline Corfield / Samantha Birmingham BAA plc
Tel:+44 (0) 20 7932 6654
City enquiries: Marcela Zeman, BAA plc
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary : April 2002

Terminal Passengers (000s)	Month	% Change	12 months to Apr-02	% Change
Heathrow	5,074.5	-3.5	60,182.6	-6.1
Gatwick	2,074.9	-18.3	30,024.7	-6.6
Stansted	1,218.1	7.7	14,170.6	13.7
London Area Total	**8,367.5**	**-6.3**	**104,377.9**	**-4.0**
Southampton	63.0	-9.6	834.2	-3.9
Glasgow	545.1	4.0	7,353.5	5.4
Edinburgh	547.9	17.2	6,335.9	12.2
Aberdeen	213.4	1.8	2,556.6	1.0
Scottish Total	**1,306.4**	**8.7**	**16,245.9**	**7.2**
BAA Total	**9,737.0**	**-4.5**	**121,458.1**	**-2.6**

Air Transport Movements	Month	% Change	12 months to Apr-02	% Change
Heathrow	38,310	0.3	455,972	-0.8
Gatwick	18,002	-9.9	236,784	-6.1
Stansted	12,446	-4.3	149,666	0.2
London Area Total	**68,758**	**-3.4**	**842,422**	**-2.2**
Southampton	2,338	2.9	28,440	1.1
Glasgow	7,045	-1.7	90,997	1.3
Edinburgh	8,852	11.9	102,638	13.3
Aberdeen	6,929	0.5	86,307	3.7
Scottish Total	**22,826**	**3.9**	**279,942**	**6.2**
BAA Total	**93,922**	**-1.6**	**1,150,804**	**-0.2**

Cargo (Metric Tonnes)	Month	% Change	12 months to Apr-02	% Change
Heathrow	98,781	0.4	1,166,870	-9.0
Gatwick	19,256	-20.4	257,977	-18.0
Stansted	15,125	12.4	168,677	-2.9
London Area Total	**133,162**	**-2.1**	**1,593,524**	**-10.0**
Southampton	30	66.7	349	15.6
Glasgow	351	-27.8	5,260	-38.0
Edinburgh	1,194	-11.0	15,359	-14.0
Aberdeen	325	-10.5	4,170	-19.4
Scottish Total	**1,870**	**-14.7**	**24,790**	**-21.3**
BAA Total	**135,062**	**-2.3**	**1,618,662**	**-10.2**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: April 2002

Market	*BAA Total Apr-01 (000s)*	*BAA Total Apr-02 (000s)*	*% Change*
Domestic	1,867	1,944	4.1
Eire	470	489	4.0
European Scheduled	3,912	3,821	-2.3
European Charter*	824	673	-18.4
North Atlantic	1,592	1,395	-12.4
Other Long Haul	1534	1,415	-7.7
Total	**10,198**	**9,737**	**-4.5**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary